NO ACT

DC
PE
1-9-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08041739

Received SEC

MAR 1 0 2008

Washington, DC 20549

March 10, 2008

Gary W. Pottorff
Vice President, Administration and
Corporate Secretary
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2008

Re: NiSource Inc.
Incoming letter dated January 9, 2008

Dear Mr. Pottorff:

This is in response to your letters dated January 9, 2008 and February 4, 2008 concerning the shareholder proposal submitted to NiSource by Ray T. Chevedden. We also have received a letter on proponent's behalf dated January 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

NiSource

Gary W. Pottorff
Vice President, Administration and
Corporate Secretary

RECEIVED
2008 JAN 15 PM 1:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

801 E. 86th Avenue
Merrillville, IN 46410
(219) 647.4222
Cellular: (219) 384.5884
Fax: (219) 647.6247
gwpottorff@nisource.com

January 9, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ***Proposed Shareholder Resolution of Mr. Ray T. Chevedden***

Ladies and Gentlemen:

NiSource Inc., a Delaware corporation (the "Company"), has received a proposal (the "Proposal") submitted by Mr. Ray T. Chevedden ("Mr. Chevedden") for inclusion in its proxy statement relating to its 2008 Annual Meeting of Shareholders, which is currently scheduled for May 13, 2008. The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in [the Company's] Charter and By-laws."

We hereby notify the Securities and Exchange Commission (the "Commission") and Mr. Chevedden of the Company's intention to exclude the Proposal from the 2008 Proxy Statement in reliance upon Rule 14a-8(i)(10), because the Proposal has been substantially implemented by the Company. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company hereby files six copies of this letter and the Proposal and the proponent's supporting statement, which are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to Mr. Chevedden.

I. Background

As noted in Mr. Chevedden's supporting statement and discussed further below, a number of provisions in the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Bylaws require a vote of 80% of outstanding shares in order for stockholders to take enumerated actions and a vote of 80% of the total authorized directors for the Board of Directors to take certain actions. The Company's Board of Directors will in the near future be voting on a proposal to recommend and submit for stockholder approval amendments to its Certificate to eliminate all of the supermajority voting provisions currently in the Company's Certificate and to likewise approve amendments to the Company's Bylaws to eliminate all of the supermajority voting provisions therein should the stockholders approve the amendments to the Company's Certificate. Based upon well-established precedent, we request that the Staff concur with our view that this Board action substantially implements the Proposal and accordingly that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10).

The Company's Certificate contains the following supermajority voting provisions:

(1) Paragraph 3 of Article V of the Certificate requires the affirmative vote of 80% of the outstanding stock to appoint a director to fill a vacancy in the event a provision of the Delaware General Corporation Law ("DCGL"), Article IV of the Certificate or any resolution adopted pursuant to Article IV of the Certificate expressly confers power on stockholders to fill such a vacancy,

(2) Paragraph 4 of Article V of the Certificate requires the affirmative vote of 80% of the outstanding stock for the stockholders to remove a director for cause,

(3) Paragraph 5 of Article V of the Certificate requires the affirmative vote of 80% of the directors to amend Article V of the Certificate, which relates to provisions governing the election and removal of directors and the indemnification provided such directors, and

(4) Section A of Article VI of the Certificate requires the affirmative vote of 80% of the directors to approve any amendment to Article VI of the Certificate, which governs the ability of the Board of Directors to amend the Company's Bylaws.

The Company's ByLaws contain the following supermajority voting provisions:

(1) Paragraph (b) of Article V of the Bylaws requires the affirmative vote of 80% of the outstanding stock for the stockholders to remove a director for cause,

(2) Paragraph (c) of Article V of the Bylaws requires the affirmative vote of 80% of the outstanding stock to appoint a director to fill a vacancy in the event a provision of the DCGL expressly confers power on stockholders to fill such a vacancy, and

(3) Article X of the Bylaws requires the affirmative vote of 80% of the directors to amend certain provisions of the By-laws, including Article IV(c) -- Board's right to call special meeting of stockholders, Article IV(g) -- prohibition on ability of stockholders to act by written consent, Article V(a) -- size of Board and vote required to elect directors, Article V(b) -- resignation of directors; right for stockholders to remove director for cause, Article V(c) -- Board and stockholder ability to appoint director to fill vacancy, Article V(g) -- quorum requirement, and the proviso in Article X of the By-Laws requiring such supermajority vote to amend any such provisions.

II. The Proposal is Excludable under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management...." Exchange Act

Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983).

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

The Company expects to submit to the stockholders at the 2008 Annual Meeting of Stockholders a proposal to amend the Company's Certificate to eliminate all of the supermajority vote provisions currently in the Certificate (the "Certificate Amendments") and to recommend that stockholders vote for the Certificate Amendments. In addition, the Company expects to approve amendments to the Company's Bylaws to eliminate all of the supermajority vote provisions currently therein (the "Bylaw Amendments"). The Company's management will recommend to the Board of Directors that it approve the Certificate Amendments and the Bylaw Amendments, submit the Certificate Amendments to the stockholders at the 2008 Annual Meeting of Stockholders and recommend that stockholders vote in favor of the Certificate Amendments. The Company's Board of Directors is scheduled to formally meet on January 25, 2008 to consider management's recommendation. Specifically, management expects that the Board of Directors will vote upon a resolution to (1) approve the Certificate Amendments and the adoption of the Bylaw Amendments following stockholder approval of the Certificate Amendments, (2) submit the Certificate Amendments to stockholders for approval at the 2008 Annual Meeting of Stockholders, and (3) recommend that the stockholders vote in favor of the Certificate Amendments. We will supplementally notify the Staff after Board consideration of this resolution.

It is well-established under Staff no-action letters that a company may exclude from its proxy materials a stockholder proposal requesting elimination of supermajority voting provisions under Rule 14-8(i)(10) as "substantially implemented" when the company's board of directors has approved amendments to its certificate of incorporation to eliminate all supermajority provisions contained in the certificate of incorporation, and represents that it will recommend such amendments be adopted by stockholders at the next annual meeting. *See The Dow Chemical Company* (February 26, 2007); *Baker Hughes Incorporated* (February 20, 2007); *Chevron Corporation* (February 15, 2007); *International Business Machines Corporation* (January 30, 2007); *FedEx Corp.* (avail. June 26, 2006); *Northrop Grumman Corp.* (avail. Mar. 28, 2006); *Energy East Corp.* (avail. Mar. 21, 2006); *Citigroup Inc.* (avail. Mar. 10, 2006); *Baxter International Inc.* (avail. Feb. 26, 2006); *Johnson & Johnson* (avail. Feb. 13, 2006); *Bristol-*

Myers Squibb Co. (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. Mar. 28, 2002) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was substantially similar to the Proposal, based on actions by the company's board of directors to approve amendments to its certificate of incorporation and/or bylaws to remove supermajority voting provisions and to recommend to its stockholders that they approve those amendments at the next annual meeting of stockholders). *See also Allegheny Energy, Inc.* (avail. Feb. 14, 2005) (granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was substantially similar to the Proposal, where the company's stockholders had approved amendments to its certificate of incorporation and bylaws to remove supermajority voting provisions, and where the board of directors had taken further actions to finalize those amendments).

As noted above, we will supplementally notify the Staff after Board consideration of the Certificate Amendments and the Bylaw Amendments, but submit this letter at this time to address the timing requirements of Rule 14a-8. The Staff consistently has granted no-action relief where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain actions that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., The Dow Chemical Company* (February 26, 2007); *Chevron Corporation* (February 15, 2007); *Johnson & Johnson* (avail. Feb. 13, 2006); *General Motors Corp.* (avail. Mar. 3, 2004); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff upon board action in that regard).

Thus, we believe that, once the Company's Board takes the anticipated actions noted above, the Proposal will have been substantially implemented, and therefore will be excludable under Rule 14a-8(i)(10).

III. Conclusion

For the reasons listed above, the Company believes that it has a proper basis for excluding the Proposal from its 2008 proxy materials. If you have any questions or comments about the above-discussed matter, please do not hesitate to call me at (219) 647-4222. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,

Gary W. Pottorff

Enclosures

Exhibit A

Ray T. Chevedden
5965 S. Citrus Ave.
Los Angeles, CA 90043

RECEIVED
NOV 22 2007
NiSource
SECRETARY

Mr. Ian M. Rolland
Chairman
NiSource Inc. (NI)
801 E 86th Ave
Merrillville IN 46410
PH: 219 647-5200

Rule 14a-8 Proposal

Dear Mr. Rolland,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 11-22-07
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

cc: Gary W. Pottorff
Corporate Secretary
PH: 219 647-4222
FX: 219 647-6180
T: 219 647-5990
F: 219 647-5589

[NI: Rule 14a-8 Proposal, November 22, 2007]

3 – Adopt Simple Majority Vote

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

Simple majority vote won a remarkable 72% yes-vote average at 24 major companies in 2007. The Council of Institutional Investors www.cii.org recommends adoption simple majority vote and the adoption of shareholder proposals upon receiving their first majority vote.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

While companies often state that the purpose of supermajority requirements is to protect minority shareholders, supermajority requirements are arguably most often used to block initiatives opposed by management but supported by most shareowners.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- An 80%-vote was required to remove one of our directors for cause.
- One-third of our board had 18 to 29 years director tenure – Independence concern:
  - Mr. Rolland
  - Mr. Beering
  - Mr. Neal
- Our directors can be elected with a single yes-vote from our 270 million shares under our obsolete plurality voting.
- We had to marshal an awesome 80% shareholder vote to make certain key governance improvements – Entrenchment concern.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.
- Poison pill: Our directors can adopt a poison pill that is never subject to a shareholder vote.

Additionally:

- Our CEO, Mr. Skaggs, did not receive any of his 2006 pay in the form of long-term equity incentives. This raises concerns over the alignment of executive interests with the interests of shareholders according to The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm.
- Our directors still had a $250,000 director gift program.
- If a director resigns to call attention to mismanagement – the $250,000 gift can be lost.
- Mr. McCracken owned no stock after 2-years tenure – Commitment concern.

The above concerns show there is room for improvement and reinforces the reason to take one step forward to encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote –
Yes on 3

Notes:
Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

[redacted]215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 NiSource Inc. (NI)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Ray T. Chevedden

Ladies and Gentlemen:

The company January 9, 2008 no action request states that all concerned will have to wait at least until January 25, 2008 to see whether the board acts. If the board acts positively on January 25, 2008, then it will be important to see whether the company repeats its statement here that all the supermajority vote provisions in the Certificate and Bylaws will be removed.

The company is silent on whether it will take the steps necessary to obtain the overwhelming 80% approval of all shares in existence to adopt its proposed resolution.

It would be important not to repeat this sorry scenario where Goodyear could not even muster a 51% vote on its own resolution. As a result Goodyear scuttled this key governance issue for years:

Annual election of each director started as shareholder proposal to Goodyear (GT) and won 72% approval in 2002. Finally in 2005 the Goodyear board put this topic on its ballot as its own proposal. Yet the board hexed its own proposal from the start by not recommending that shareholders vote for the proposal.

Small wonder, then, that Goodyear reported this in its May 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted."

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy at this time. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Gary W. Pottorff <gwpottorff@nisource.com>

NiSource

Gary W. Pottorff
Vice President, Administration and Corporate Secretary

RECEIVED
2008 FEB -6 AM 11:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

801 E. 86th Avenue
Merrillville, IN 46410
(219) 647.4222
Cellular: (219) 384.5884
Fax: (219) 647.6247
gwpottorff@nisource.com

February 4, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ***Supplemental Letter Re Shareholder Resolution of Mr. Ray T. Chevedden***

Ladies and Gentlemen:

On January 9, 2007, NiSource Inc., a Delaware corporation (the "Company") submitted a letter (the "Notice Letter") notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement for the Company's 2008 Annual Meeting of Stockholders a stockholder proposal and statements in support thereof (the "Proposal") submitted by Mr. Ray T. Chevedden ("Mr. Chevedden"). The Proposal requests that the Company "take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in [the Company's] Charter and By-laws."

The Notice Letter indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(10) because the Company expects to submit to stockholders at the 2008 Annual Meeting of Stockholders a proposal to amend the Company's Certificate of Incorporation (the "Certificate") to eliminate all of the supermajority vote provisions currently in the Certificate (the "Certificate Amendments") and to recommend that stockholders vote for the Certificate Amendments (the "Company Proposal"). In addition, we indicated our belief that the Board of Directors would approve amendments to the Company's Bylaws to eliminate all of the supermajority vote provisions currently therein (the "Bylaw Amendments").

We write to update the Notice Letter to inform you that at a meeting of the Company's Board of Directors on January 25, 2008, the Company's Board of Directors passed a resolution to:

(1) approve the Certificate Amendments,

(2) submit the Certificate Amendments to stockholders for approval at the 2008 Annual Meeting of Stockholders,

(3) recommend that the stockholders vote in favor of the Certificate Amendments, and

(4) approve the Bylaw Amendments to be effective upon the filing of the Certificate of Amendment in Delaware (assuming such amendments are approved by the stockholders).

The text of the Certificate Amendments is attached hereto as Exhibit A, marked to reflect the changes to be made thereto if the stockholders approve the Company Proposal. Attached in Exhibit B is the text of the Bylaw Amendments. If the Company Proposal is approved by the stockholders at the 2008 annual meeting, the Bylaw Amendments will be effective upon the filing of the Certificate Amendments with the Secretary of State of the State of Delaware. If our stockholders adopt the Company Proposal, neither our Certificate nor our Bylaws will contain any provisions requiring a supermajority vote.

As noted in our Notice Letter, it is well-established under Staff no-action letters that a company may exclude from its proxy materials a stockholder proposal requesting elimination of supermajority voting provisions under Rule 14-8(i)(10) as "substantially implemented" when the company's board of directors has approved amendments to its certificate of incorporation to eliminate all supermajority provisions contained in the certificate of incorporation, and represents that it will recommend such amendments be adopted by stockholders at the next annual meeting. *See The Dow Chemical Company* (avail. Feb. 26, 2007); *Baker Hughes Incorporated* (avail. Feb. 20, 2007); *Chevron Corporation* (avail. Feb. 15, 2007); *International Business Machines Corporation* (avail. Jan. 30, 2007); *FedEx Corp.* (avail. June 26, 2006); *Northrop Grumman Corp.* (avail. Mar. 28, 2006); *Energy East Corp.* (avail. Mar. 21, 2006); *Citigroup Inc.* (avail. Mar. 10, 2006); *Baxter International Inc.* (avail. Feb. 26, 2006); *Johnson & Johnson* (avail. Feb. 13, 2006); *Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail. Jan. 24, 2005); *The Home Depot, Inc.* (avail. Mar. 28, 2002) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was substantially similar to the Proposal, based on actions by the company's board of directors to approve amendments to its certificate of incorporation and/or bylaws to remove supermajority voting provisions and to recommend to its stockholders that they approve those amendments at the next annual meeting of stockholders). Because our Board of Directors has resolved to seek stockholder approval of the Company's Proposal at the 2008 annual meeting and will recommend a vote in favor of the Company's Proposal, we have substantially implemented the Proposal, and the Proposal should be excluded from our 2008 Definitive Proxy Statement under Rule 14a-8(i)(10).

We also write to respond to Mr. Chevedden's January 11, 2008 letter to the SEC (a copy of which is attached as Exhibit C) in which Mr. Chevedden contends that we have not addressed whether we will take the required steps to obtain the support necessary to approve the Company Proposal. We note that we have clearly responded to the substance of the Proposal and have approved amendments that will eliminate *all* supermajority vote provisions in the Company's Certificate and Bylaws. The Company has also stated that it will submit the Company Proposal to the stockholders and will recommend that the stockholders vote to approve the Company Proposal. Mr. Chevedden's use of the 2005 actions of Goodyear Tires & Rubber Company is entirely inapposite. In Goodyear, the board of directors did not recommend that the stockholders support the company's proposal – in this case, the Company's Board of Directors will recommend a vote "FOR" the Company Proposal – it has already resolved to do so. In this instance, the level of vote needed is prescribed by Delaware law, not the Company's Certificate. The Company has taken every action necessary and appropriate to respond to and implement the

Proposal. Accordingly, the Proposal should be excluded from our 2008 Definitive Proxy Statement under Rule 14a-8(i)(10).

If you have any questions or comments about the above-discussed matter, please do not hesitate to call me at (219) 647-4222. Kindly date stamp and return the enclosed copy of this letter in the enclosed stamped, self-addressed envelope to acknowledge receipt of this letter.

Very truly yours,

Gary W. Pottorff

Enclosures

Exhibit A

Amendments to Certificate of Incorporation

(Additions are underlined; deletions are struck-out)

Article V.A.3 of the Certificate to be amended as follows:

3. Newly-created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, even though less than a quorum of the Board of Directors, acting at a regular or special meeting. If any applicable provision of the Delaware General Corporation Law, Article IV or any resolution adopted pursuant to Article IV expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such a meeting only by the affirmative vote of ~~at least 80 percent~~ **a majority** of the combined voting powers of the outstanding shares of stock of the Corporation entitled to vote generally; provided, however, that when (a) pursuant to the provisions of Article IV or any resolutions adopted pursuant thereto, the holders of any series of Preferred Stock have the right (to the exclusion of holders of the Common Stock), and have exercised such right, to elect directors and (b) Delaware General Corporation Law, Article IV or any such resolution expressly confers on stockholders voting rights as aforesaid, if the directorship to be filled had been occupied by a director elected by the holders of Common Stock, then such directorship shall be filled by ~~an 80 percent~~ **a majority** vote as aforesaid, but if such directorship to be filled had been elected by holders of Preferred Stock, then such directorship shall be filled in accordance with Article IV or the applicable resolutions adopted under Article IV. Any director elected in accordance with the two preceding sentences shall hold office until such director's successor shall have been elected and qualified unless such director was elected by holders of Preferred Stock (acting to the exclusion of the holders of Common Stock), in which case such director's term shall expire in accordance with Article IV or the applicable resolutions adopted pursuant to Article IV. No decrease in the number of authorized directors constituting the entire Board of Directors shall shorten the term of any incumbent director, except as otherwise provided in Article IV or the applicable resolutions adopted pursuant to Article IV with respect to directorships created pursuant to one or more series of Preferred Stock.

Article V.A.4 of the Certificate to be amended as follows:

Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, any director or directors may be removed from office at any time, but only for cause and only by the affirmative vote of ~~the holders of at least 80 percent~~ **a majority** of the combined voting power of all of the then-outstanding shares of stock of the Corporation entitled to vote generally, voting together as a single class (it being understood that for all purposes of this Article V, each share of Preferred Stock shall have the number of votes, if any, granted to it pursuant to this Amended and Restated Certificate of Incorporation or any resolution adopted pursuant to Article IV).

Article V.A.5 of the Certificate to be amended as follows:

Notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the stock of the Corporation required by law, this Amended and Restated Certificate of Incorporation or any resolution adopted pursuant to Article IV, the affirmative vote of at least ~~80 percent~~ **a majority** of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such alteration, amendment or repeal is presented to the Board for adoption), shall be required to alter, amend or repeal this Article V, or any provision hereof.

Article VI.A of the Certificate to be amended as follows:

The Board of Directors shall have the power to make, alter, amend and repeal the Bylaws of the Corporation in such form and with such terms as the Board may determine, subject to the power granted to stockholders to alter or repeal the Bylaws provided under Delaware law; provided, however, that, notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, the affirmative vote of at least ~~80 percent~~ **a majority** of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such alteration, amendment or repeal is presented to the Board for adoption), shall be required to alter, amend or repeal any provision of the Bylaws which is to the same effect as any one or more sections of this Article VI.

Exhibit B

Amendments to Bylaws

(Additions are underlined; deletions are struck-out)

Article 5(b) of the Bylaws to be amended as follows:

Any director of the Corporation may resign at any time by giving written notice thereof to the Corporation. Such resignation shall take effect at the time specified therefor, and unless otherwise specified with respect thereto the acceptance of such resignation shall not be necessary to make it effective. Subject to the rights of the holders of the Preferred Stock to elect directors under specified circumstances, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of ~~at least 80 percent~~ **a majority** of the combined voting power of all of the then outstanding shares of stock of all classes and series of the Corporation entitled to vote generally (the "Voting Stock"), voting together as a single class (it being understood that, for all purposes of these By-Laws, each share of the Preferred Stock shall have the number of votes granted to it pursuant to the Corporation's Certificate of Incorporation or any designation of terms of any class or series of Preferred Stock made pursuant to the Certificate of Incorporation). The Corporation must notify the director of the grounds of his impending removal and the director shall have an opportunity, at the expense of the Corporation, to present his defense to the stockholders by a statement which accompanies or precedes the Corporation's solicitation of proxies to remove him. The term "entire Board" as used in these By-Laws means the total number of directors which the Corporation would have if there were no vacancies.

Article 5(c) of the Bylaws needs to be amended as follows:

Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office, even though less than a quorum of the Board of Directors, acting at a regular or special meeting. If any applicable provision of the Delaware General Corporation Law expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such a meeting only by the affirmative vote of ~~at least 80 percent~~ **a majority** of the Voting Stock of the Corporation; provided, however, that when (a) pursuant to the provisions of Article IV of the Certificate of Incorporation the holders of Preferred Stock have the right, and have exercised such right, to elect directors and (b) The Delaware General Corporation Law expressly confers on stockholders voting rights as aforesaid, if the directorship to be filled had been occupied by a director elected by holders of Common Stock, then such directorship shall be filled by ~~an 80 percent~~ **a majority** vote as aforesaid, but if such directorship to be filled had been elected by holders of Preferred Stock, then such directorship shall be filled by the majority vote of the holders of Preferred Stock. Any director elected in accordance with the two preceding sentences shall hold office until such director's successor shall have been elected and qualified. No decrease in the authorized number of directors constituting the entire Board of Directors shall shorten the term of any incumbent director.

Article X of the Bylaws needs to be amended as follows:

These By-Laws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting or, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting; provided, however, that, notwithstanding any other provisions of these By-Laws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, the Certificate of Incorporation, any class or series of Preferred Stock or these By-Laws, the affirmative vote of ~~at least 80 percent~~ **a majority** of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such alteration, amendment or repeal is presented to the Board for adoption), shall be required to alter, amend or repeal Article IV (c) , IV (g) , V (a) , V (b), V(c) , and V (g) of these By-Laws or this proviso to this Article X of these By-Laws.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 NiSource Inc. (NI)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Ray T. Chevedden

Ladies and Gentlemen:

The company January 9, 2008 no action request states that all concerned will have to wait at least until January 25, 2008 to see whether the board acts. If the board acts positively on January 25, 2008, then it will be important to see whether the company repeats its statement here that all the supermajority vote provisions in the Certificate and Bylaws will be removed.

The company is silent on whether it will take the steps necessary to obtain the overwhelming 80% approval of all shares in existence to adopt its proposed resolution.

It would be important not to repeat this sorry scenario where Goodyear could not even muster a 51% vote on its own resolution. As a result Goodyear scuttled this key governance issue for years:

Annual election of each director started as shareholder proposal to Goodyear (GT) and won 72% approval in 2002. Finally in 2005 the Goodyear board put this topic on its ballot as its own proposal. Yet the board hexed its own proposal from the start by not recommending that shareholders vote for the proposal.

Small wonder, then, that Goodyear reported this in its May 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted."

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy at this time. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Gary W. Pottorff <gwpottorff@nisource.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NiSource Inc.
Incoming letter dated January 9, 2008

The proposal urges NiSource to take all steps necessary to fully adopt simple majority vote requirements in its charter and by-laws.

There appears to be some basis for your view that NiSource may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that NiSource will provide shareholders at NiSource's 2008 annual meeting with an opportunity to approve amendments to NiSource's Certificate of Incorporation that would eliminate all supermajority voting requirements. We also note your representation that upon approval of the amendments to the Certificate of Incorporation, conforming amendments will be made to the bylaws. Accordingly, we will not recommend enforcement action to the Commission if NiSource omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

William A. Hines
Special Counsel

END